

STEEL PARTNERS

March 24, 2022

Special Committee of the Board of Directors
Steel Connect, Inc.
2000 Midway Lane
Smyrna, Tennessee 37167

Members of the Special Committee:

Steel Partners Holdings L.P. ("Steel Partners") is pleased to submit this revised non-binding expression of interest in a potential combination (the "Proposed Transaction") of Steel Partners and Steel Connect, Inc. ("Steel Connect"), which alters and increases the consideration proposed in our non-binding expression of interest of November 19, 2020. Under our enhanced proposal, the stockholders of Steel Connect would receive cash consideration of $1.30 per share, representing a premium of approximately 10% over the closing price of Steel Connect common stock on the date immediately prior to the date hereof and about an 83% premium over the closing share price on November 18, 2020, the day before our original proposal.

In arriving at the amount of cash consideration for the common equity set forth above, we have considered a number of factors, including our understanding that the assets of Steel Connect consist entirely of (1) ownership of the ModusLink Global Solutions subsidiary, (2) cash, and (3) certain net operating losses.

Due to Steel Partners' obligations under the federal securities laws, we intend to promptly file a Schedule 13D amendment, including a copy of this letter, with the Securities and Exchange Commission.

This letter does not constitute a contract, commitment, undertaking or other binding obligation or limitation on the part of any person in any respect. In addition, this letter does not constitute an offer or proposal capable of acceptance and may be withdrawn at any time and in any manner.

590 Madison Avenue | 32nd Floor | New York, NY 10022 | 212-520-2300



We are confident that the Special Committee will recognize the value of our enhanced proposal to the Steel Connect stockholders, and we hope that the Special Committee will recommend our proposal to the Board of Directors.

Sincerely,

Warren G. Lichtenstein
Executive Chairman
Steel Partners Holdings L.P.